EXHIBIT 4.3

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

When used herein, the terms “we,” “our,” “us,” and “Nuvectis,” refer to Nuvectis Pharma, Inc.

DESCRIPTION OF CAPITAL STOCK

The following description summarizes the material terms of our capital stock. As it is only a summary, it does not contain all the information that may be important to you. For a complete description of our capital stock, you should refer to our Second Amended and Restated Certificate of Incorporation, our Amended and Restated Bylaws, and to the provisions of applicable Delaware law.

Authorized Capital Stock

The authorized capital stock of Nuvectis consists of 60,000,000 shares of common stock, par value $0.00001 per share (the “Common Stock”), and 5,000,000 shares of preferred stock, par value $0.00001 per share (the “Preferred Stock”). The shares of Preferred Stock are undesignated.

Common Stock

Our common stock is traded on the Nasdaq Capital Market under the symbol “NVCT.”

Holders of our Common Stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. An election of directors by our stockholders shall be determined by a plurality of the votes cast by the stockholders entitled to vote on the election. Holders of Common Stock are entitled to receive proportionately any dividends as may be declared by our Board of Directors in its sole discretion, subject to any preferential dividend rights of outstanding preferred stock, if any.

In the event of our liquidation or dissolution, the holders of Common Stock are entitled to receive proportionately all assets available for distribution to stockholders after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of Common Stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Transfer Agent and Registrar

The Transfer Agent and Registrar for our common stock is American Stock Transfer & Trust Company, LLC.

Preferred Stock

Our Board of Directors is authorized to issue up to 5,000,000 shares of Preferred Stock in one or more series and to fix the rights, preferences, privileges, and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting, or the designation of, such series, any or all of which may be greater than the rights of Common Stock. The issuance of our preferred stock could adversely affect the voting power of holders of Common Stock and the likelihood that such holders will receive dividend payments and payments upon our liquidation. In addition, the issuance of Preferred Stock could have the effect of delaying, deferring or preventing a change in control of our company or other corporate action. As of March 23, 2022, we have 5,000,000 shares of Preferred Stock authorized, but no shares of preferred stock outstanding.